November 14, 2010

‘CORRESP’

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20249

Attention:	Patrick Gilmore, Accounting Branch Chief
David Edgar, Staff Accountant

Re:	IceWEB, Inc. (the “Company”)
Form 10-K for the fiscal year ended September 30, 2009
Forms 10-Q for the Quarterly Period June 30, 2010
Filed August 16, 2010
File No. 000-27865

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated November 12, 2010. Below are the Company’s responses to such comments, which such responses are numbered consistent with the staff’s numbered comments.

Form 10-K for the Fiscal Year Ended September 30, 2009

Notes to Consolidated Financial Statements

Note 12 - Stockholders’ Deficit

B) Series B Convertible Preferred Stock, page 41

1.
We note your disclosure on page 44 that the exercise price of the warrants and the number of shares issuable upon the exercise of the warrants is subject to adjustment if you issue common stock or securities convertible into common stock at an effective price less than the current exercise price of the warrant.  Tell us whether these warrants are classified as a liability or within stockholders’ deficit.  In this regard, tell us whether you believe the warrants are considered indexed to the company’s stock and your consideration of the guidance of ASC 815-40-55-33 and 34 in determining whether to classify the warrants as a liability or within stockholders’ deficit.

RESPONSE:  In determining the accounting treatment of the common stock warrants, we relied on ASC 815-40.  All but one of the warrants issued in 2005 in the Series B Convertible Preferred Stock transaction were converted into the Company’s common stock in a transaction consummated in March, 2008.  The one remaining warrant from the financing transaction in 2005 was for a total of 25,000 shares, with an exercise price of $1.00 per share.  This warrant was compensatory and was issued to a broker dealer which served as finder for the Company in the transaction.  Using the Black-Scholes model, the compensatory amount of this warrant as of September 30, 2009 was $2,000.  Our closing stock price on that date was $0.09 per share.

We used the following assumptions for determining the fair value of options granted under the Black-Scholes option pricing model:

Expected volatility	183%
Expected term	5 years
Risk-free interest rate	4.76%
Forfeiture Rate	0%
Expected dividend yield	0.00%

The exercise price of the warrants and the number of shares issuable upon the exercise of the warrants was subject to adjustment in the event of stock splits, stock dividends and reorganizations, as well as if we issued common stock or securities convertible into common stock at an effective price less than the then current exercise price of the warrant.

Per ASC 815-40-55-33 and 34, because the warrant provisions were not indexed to the Company's own stock the warrants should have been classified as a liability.

As of September 30, 2009, we had total stockholders’ deficit of $2,537,464, total liabilities of $$4,764,148, and for the year ended September 30, 2009 we recorded a net loss of $2,526,602.  We believe that the accrued liability/compensation expense of $2,000 related to the warrant at September 30, 2009 is immaterial.

Note 14 - Acquisitions and Dispositions, page 51

2.
We note that on March 30, 2009 you disposed of IceWEB Virginia, Inc., a wholly-owned subsidiary of the Company.  Please tell us how you considered reporting the sale as a discontinued operation.  Please refer to ASC 205-20-45-1.  Note that this comment also applies to your subsequent Forms 10-Q and your Form S-1 originally filed on June 14, 2010.

RESPONSE:  In accordance with ASC 205-20-45-1, a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.  The Company has historically operated as a 15 person to 20 person monolithic entity with a single decision-maker and a common sales and operations staff performing functions across all product and service lines operated by the Company, and therefore a separate component of the entity is not clearly distinguishable, either operationally or for financial reporting purposes, from the rest of the entity.

Per SFAS131, two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of SFAS131, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a.	The nature of the products and services (in our case IT related products)
b.	The nature of the production processes
c.	The type or class of customer for their products and services (we sell to a common customer class/base)
d.	The methods used to distribute their products or provide their services
e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

We believe that our operations meet the requirements for aggregation stated in SFAS 131.

Form 10-Q for the Quarterly Report Ended June 30, 2010

Note 1 - Nature of Business

Purchase of Interest in VOIS Inc., page 9

3.
We note that in November 2009, you acquired a 16% interest in VOIS Inc. (“VOIS”) for $48 thousand and access to certain of the company’s products and services.  Please clarify how you accounted for the consideration (both monetary and non-monetary) provided to VOIS and the accounting literature relied on.  We also note that as of June 30, 2010, you recorded an unrealized gain of $752 thousand related to this investment.  Please provide us with the details of your relationship, as well as your officer’s and director’s relationship, with VOIS and tell how you assessed whether VOIS is an entity under the common control of the company.

RESPONSE:  Our investment in VOIS common stock was accounted for in accordance with FASB ASC 320-10, Investments.  The investment was classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.  As of June 30, 2010, the per share price of VOIS’. common stock as quoted on the OTCBB was $0.005 per share, and the Company’s investment was marked to market using the closing share price on June 30, 2010.  The Company’s investment in VOIS’ stock at the market price was valued at $800 thousand, less the investment of $48 thousand, resulted in an unrealized gain of $752 thousand.

As disclosed in amendment 4 of our S-1 registration statement, we and certain of our affiliates have entered into a series of transactions involving VOIS.  On November 3, 2009 we purchased our interest in VOIS.  At the time of our investment, Mr. Mark Lucky, our Chief Financial Officer, was a member of VOIS’ board of directors, having been elected in October 2009.  Mr. Lucky was asked to serve in his positions with VOIS by one of the former founders with whom he has a casual business relationship.  Mr. Lucky resigned his positions with VOIS in September 2010.  In exchange for this strategic interest, VOIS received non-exclusive access to distribute IceMAIL, IcePORTAL and IceSECURE to their existing and prospective new user base, and our cloud storage network.   As of the date hereof, VOIS has not integrated this access within its business and we have had no subsequent business relationship with it, other than as set forth herein.

Prior to our investment in VOIS, both Messrs. John R. Signorello and Robert Druzak had personal relationships with the founders of VOIS.  In an unrelated transaction in November 2009 Mr. Signorello, a member of our board of directors and our CEO, purchased 225,000,000 shares of VOIS’ common stock from a former officer and director of VOIS for nominal consideration in a private transaction.  The shares of common stock purchased by Mr. Signorello represented approximately 27% of VOIS’ outstanding common stock.  Thereafter, in an unrelated transaction in January 2010 Mr. Druzak purchased 225,000,000 shares of VOIS’ common stock from a former officer and director of VOIS for nominal consideration in a private transaction.  The shares of common stock purchased by Mr. Druzak represented approximately 22% of VOIS’ outstanding common stock.  Immediately following the closing of this transaction Mr. Druzak was appointed to VOIS’ board of directors and named President and Chief Executive Officer of VOIS.  Mr. Druzak, the brother of Joseph Druzak, a member of our board, was formerly a vice president of our company from March 2005 to January, 2010, but was not considered an executive officer of our company.  Mr. Robert Druzak resigned his positions with VOIS in March 2010.  Mr. Druzak served as an officer or director of VOIS as a result of his ownership interest in the entity and not because of any arrangement or understanding between him and the Company; Mr. Signorello has never been an officer or director of VOIS.

While Mr. Signorello holds voting and dispositive control over the VOIS shares owned by us by virtue of his position as our CEO of the Company, subject to Board direction, Mr. Signorello disclaims beneficial ownership of the VOIS. shares owned by the Company.  Other than the investment by IceWEB in VOIS common stock, there has been no related-party transactions between the two entities, and Messrs. John R. Signorello and Robert Druzak are passive investors in VOIS, not engaged in the management activities of VOIS.  It should also be noted that due to further dilution since IceWEB's acquisition of VOIS common stock that IceWEB's shares represent approximately 5.9% of the total outstanding common shares of VOIS Inc. at September 30, 2010.  For these reasons, we do not believe that the entities are under common control.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call the undersigned at (571) 287-2405 or James M. Schneider, Esq. at (561) 362-9595.

Very truly yours,
/s/ Mark B. Lucky
Mark B. Lucky

cc:	Mitch Pruzansky, Partner, Sherb and Co., LLP
James M. Schneider, Esq., Schneider Weinberger & Beilly LLP